                                                                                                                                                                                                                                                                                     450 Wireless Blvd.

Hauppauge, New York 11788

James Ash

Direct Telephone: (631) 470-2619

Fax: (631) 470-2701

E-mail :jamesa@geminifund.com

May 24, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:      Northern Lights Variable Trust (the “Funds”)

File Nos. 333-131820; 811-21853

Fidelity Bond Filing Pursuant to Rule 17g-1

Dear Sir/Madam:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, please be advised that the premium associated with the Funds’ Investment Company Blanket Bond in the amount of $6,723, has been paid for the July 28, 2006 to July 28, 2007 policy year.

Should you have any questions, please do not hesitate to contact the undersigned at (631) 470-2619.

Very truly yours,

James Ash

Encl.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED

BOND NUMBER

Northern Lights Fund Trust                                                                             05727106B

EFFECTIVE DATE

BOND PERIOD

AUTHORIZED REPRESENTATIVE

See Below                                     July 28, 2006 to July 28, 2007         /S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
o The Alpha Fund	September 1, 2006
o Palantir Fund	March 1, 2007
o Pacific Financial Core Equity Fund	April 1, 2007
o Pacific Financial Explorer Fund	April 1, 2007
o Pacific Financial International Fund	April 1, 2007
o Pacific Financial Strategic Conservative Fund	April 1, 2007
o Pacific Financial Tactical Fund	April 1, 2007
each a series of Northern Lights Fund Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

 RN1.1-00 (1/02)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO.  11

INSURED

BOND NUMBER

Northern Lights Fund Trust                                                                             05727106B

EFFECTIVE DATE

BOND PERIOD

AUTHORIZED REPRESENTATIVE

See Below                                     July 28, 2006 to July 28, 2007         /S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Northern Lights Variable Trust, a series trust consisting of:

  o JNF Equity Portfolio

  o JNF Balanced Portfolio

  o Critical Math Portfolio

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

 RN1.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED

BOND NUMBER

Northern Lights Fund Trust                                                                             05727106B

EFFECTIVE DATE

BOND PERIOD

AUTHORIZED REPRESENTATIVE

See Below                                     July 28, 2006 to July 28, 2007         /S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective May 1, 2007, to be:

Limit of Liability

Insuring Agreement A-	FIDELITY	$ 1,500,000
Insuring Agreement C-	ON PREMISES	$ 1,500,000
Insuring Agreement D-	IN TRANSIT	$ 1,500,000
Insuring Agreement E-	FORGERY OR ALTERATION	$ 1,500,000
Insuring Agreement F-	SECURITIES	$ 1,500,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$ 1,500,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$ 1,500,000
Insuring Agreement J-	COMPUTER SECURITY	$ 1,500,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN4.0-02 (1/02)

SECRETARY’S CERTIFICATE

I, James P. Ash, being duly appointed Secretary of the meeting of the Board of Trustees of Northern Lights Variable Trust, duly certify and attest that, at a Board of Trustees meeting held on March 30, 2007, the following resolutions were adopted:

WHEREAS, the Board of Trustees of Northern Lights Variable Trust (the “Trust”) has determined that it is in the best interests of the Trust to obtain fidelity bond coverage covering the Trust against larceny and embezzlement by, among others, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 promulgated by the U.S. Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”), in such form and amounts which would cover gross assets in a range that would be appropriate for the Trust (see the attached chart of coverage requirements), such coverage to be bound from the date of effectiveness of the Trust’s registration with the Securities and Exchange Commission under the 1940Act;

NOW, THEREFORE, IT IS

RESOLVED, that a joint Fidelity Bond for the Trust with ICI Mutual Insurance Company, having an aggregate coverage of $1,500,000 be, and it hereby is, approved, it having been determined to be reasonable in form and amount, after giving due consideration to all factors deemed relevant by this Board, including, among other things, the value of the aggregate assets of the Funds of the Trust to which any covered person may have access, the arrangements for custody and safekeeping of such assets and the nature of the securities in the portfolios of the Funds; and

FURTHER RESOLVED, that the Secretary of the Trust be, and hereby is, authorized to file or cause to be filed the Fidelity Bond on behalf of the Trust with the Securities and Exchange Commission and give the notices required under Paragraph (1) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the appropriate officers of the Trust be, and each of them hereby is, authorized to do any and all acts, in the name of the Funds and on its behalf, as they, or any of them, may determine to be necessary or appropriate in connection with or in furtherance of the foregoing resolutions.

/s/ James P. Ash____

James P. Ash

Secretary of the Meeting